Exhibit 99.1

PRESS RELEASE

Unique Medical Cannabis Partnership Announced, Creating Scientific and Business Development Hub in Sherbrooke, Quebec

SHERBROOKE, May 16, 2017 - Groupe DJB and Neptune Technologies & Bioressources (NASDAQ & TSX: NEPT), in collaboration with the Université de Sherbrooke, are proud to announce the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis production and research and development activities: an industry first.

Sherbrooke Innopole, the region’s economic development agency, and the city of Sherbrooke have both been highly active in the establishment of the Green Valley consortium, consistent with their mandate to foster a vibrant economic and academic environment in the region.

The Consortium partners, with the assistance of Sherbrooke Innopole and the city of Sherbrooke will work to draw on their combined research, cultural and technical expertise to create a medical cannabis research and development hub that will be recognized both in Canada and abroad. The Consortium intends to develop, commercialize and promote safe, ethically conscious products, while making every effort to abide by stringent industry regulations. Much work has already occurred on the botanical, technological and scientific facets of the endeavour to allow for an effective, high-quality product and to support clinical trials at the Université de Sherbrooke.

Mayor Bernard Sévigny expressed his excitement about this project.  One built on the strength of his city’s assets: “Neptune was born in the labs of the Université de Sherbooke nearly twenty years ago,” he said, “and while the company now conducts business internationally, its ties to Sherbrooke remain strong—and so has Groupe DJB, which has operated here since it was founded in 1982.”

“The irrefutable strategic advantage offered by this alliance of academic research institutions and of well-established businesses in the life sciences sector is fertile ground for the spirit of collaboration and partnership,” he added.

Josée Fortin, Director General of Sherbrooke Innopole, shares this view: “This partnership perfectly illustrates Sherbrooke Innopole’s mission, which is to link the region’s academics and business people together to create a scientific and technological center for the local community. We are happy to support the Green Valley Consortium.”

“The Green Valley Consortium’s medical cannabis development objectives are well aligned with work being done on chronic pain management by several researchers at the Pharmacology Institute of Sherbrooke,” said the Institute’s director, Dr. Éric Marsault. “Like our clinical counterparts, we look forward to pursuing the promising preclinical research avenues that are now within our reach and to one day offer patients alternatives to opioids, which are currently the norm in spite of their limitations.”

“Our clinical research aims to find personalized, more effective pain treatment solutions,” said Dr. Serge Marchand, who supervises the pain research laboratory at the CHUS Research Center. “Medical cannabis is a treatment approach that merits further exploration so that we can better understand its underlying mechanisms and determine which patients should use it as an alternative to conventional treatments. The Green Valley Consortium presents the perfect opportunity to commit the resources necessary to speed up research.”

“Groupe DJB is very proud to be a part of the Green Valley Consortium,” said the company’s president, Steven Blanchard. “We expect it to nurture our company’s growth and give us a competitive edge in a buoyant marketplace. We have been active in the agricultural sector for over 35 years and recently applied with an affiliated company to Health Canada for a license to produce cannabis for medical purposes. While our application was submitted as part of the Consortium, it should also serve to establish our presence and growth in different leading-edge sectors, including research and development in the field of medicinal plant cultivation.”

“At Neptune, our mission is to leverage our scientific and innovation expertise to provide our customers globally with the best-available nutritional products and wellness solutions”, commented Jim Hamilton, President and CEO of Neptune Technologies & Bioressources. “This new segment fits well with our mission.  Given the excellent people and technical capabilities of our “state-of-the-art” site in Sherbrooke, and the entire Neptune team, we feel that our quality, regulatory, extraction, and applications capabilities will position us, and the consortium, for success. We recently submitted our application to Health Canada, the first step in a process expected to take approximately 18 months, and are excited about this business potential within our ongoing corporate development and diversification strategy.”

About Groupe DJB
Since 1982, Groupe DJB has been distributing highly specialized products to many customers throughout the Americas. Its service and dynamism make the DJB Group an essential partner in the agricultural, electrical and environmental sectors. Groupe DJB’s head office is located in Sherbrooke, Quebec.

About Université de Sherbrooke
L’Université de Sherbrooke is the heart of one of Québec's three major research centers. Recognized for its sense of innovation, the Université de Sherbrooke is a leading partner of federal, provincial and regional governments in fostering social, cultural and economic development. L’Université de Sherbrooke sets itself apart by the strong growth of its research activities in recent years, its successes in technology transfer as well as in its initiatives in the field of entrepreneurship and open innovation in collaboration with industry and social sectors.

About Sherbrooke Innopole
Sherbrooke Innopole is a para-municipal corporation dedicated to the economic development of the City of Sherbrooke and relies on a multidisciplinary team of experts. It provides Sherbrooke- based corporations and academic institutions with financing and administrative high-value-added services.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute “forward looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”. Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact Information :

Neptune Technologies

Pierre Boucher (Canada)
MaisonBrison Communications
514-731-0000 #237
pierre@maisonbrison.com

Investor Relations Contact (U.S.)
James Carbonara
Hayden IR
1.646.755.4712
james@haydenir.com